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February 9, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 31, 2023 CIK No. 0001932072

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-1 submitted on January 31, 2023, (the “Registration Statement”) contained in the Staff’s letter dated February 3, 2023 (the “Comment Letter”).

The Company has submitted via EDGAR Amendment No. 5 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Draft Registration Statement on Form F-1

Capitalization, page 58

1.	Please revise your Capitalization table to include your indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response: The Company has amended page 58 of the Registration Statement in response to the comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Huajian Xu

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